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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

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[  ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.      Name and Address of Reporting Person*

     Kieley                Kenneth                  Clifford

     (Last)                 (First)                  (Middle)

     9500 Amberglen

     (Street)

      Austin                 TX                        78729

     (City)                 (State)                   (Zip)

2.      Issuer Name and Ticker or Trading Symbol

     NetSolve, Incorporated. (NTSL)

3.      IRS Identification Number of Reporting Person, if an entity (Voluntary)

4.     Statement for Month/Day/Year

         01/17/03

5.      If Amendment, Date of Original (Month/Day/Year)

6.      Relationship of Reporting Person(s) to Issuer (Check all applicable)

        [    ]  Director                                [   ]  10% Owner

        [ X ]  Officer (give title below)     [   ]  Other (specify below)

              Vice President Finance, Chief Financial Officer and Secretary

7.      Individual or Joint/Group Filing (Check applicable line)

          [X]  Form filed by One Reporting Person

          [  ]  Form filed by More than One Reporting Person

Table I  Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr.3)	2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form; Direct (D) or Indirect (I) (Instr 4)	7. Nature of Indirect Beneficial Ownership (Instr 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	01/17/03	01/17/03	M		90,000	A	$0.20	148,500	D

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v). Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Over)
SEC 1474 (9-02)
(Form 4 (continued)

 Table II  Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Deriva-tive Securi-ty (Instr 3)	2. Con-version or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transac-tion Code (Instr 8)		5. Number of Deriva-tive Securi-ties Acquired (A) or Disposed of (D) (Instr 3, 4 and 5)		6. Date Exercisable and Expiration Date (M/D/Y)		7. Title and Amount of Underlying Securities (Instr 3 and 4)		8. Price of Deriva-tive Security (Instr 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr 4)	10. Ownership Form of Derivative Security; Direct (D) or Indirect (I) (Instr 4)	11. Na-ture of Indi-rect Beneficial Owner-ship (Inst 4)
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$0.20	01/17/03	01/17/03	M			90,000	01/05/93	01/05/03	Common Stock	90,000		-0-	D
Employee Stock Option (Right to Buy)	$1.20	N/A	N/A	N/A		N/A		09/21/95	09/21/05	Common Stock	30,000		30,000	D
Employee Stock Option (Right to Buy)	$2.10	N/A	N/A	N/A		N/A		04/18/96	04/18/06	Common Stock	40,000		40,000	D
Employee Stock Option (Right to Buy)	$7.50	N/A	N/A	N/A		N/A		07/21/98	07/21/08	Common Stock	50,000		50,000	D
Employee Stock Option (Right to Buy)	$5.875	N/A	N/A	N/A		N/A		10/10/00	10/10/10	Common Stock	20,000		20,000	D
Employee Stock Option (Right to Buy)	$11.79	N/A	N/A	N/A		N/A		10/17/01	10/17/11	Common Stock	12,900		12,900	D
Employee Stock Option (Right to Buy)	$7.80	N/A	N/A	N/A		N/A		07/31/02	07/31/12	Common Stock	20,000		20,000	D
												TOTAL	172,900

Explanation of Responses:

/s/ F. Scott Austin                                                                                     01/17/03
-----------------------------------------------------                                    -----------
**By: F. Scott Austin, Attorney-in-Fact                                                 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.